Exhibit 99.1

MEDIA RELEASE

CENTOGENE’s CentoCloud® Set to Revolutionize Rare Disease Diagnostics With Decentralized SaaS Platform for Laboratories Around the World

•	The CentoCloud solution is a cloud-based Software as a Service (SaaS) platform that enables laboratories around the world to analyze, interpret, and report genomic variants, and will be able to utilize the power of proprietary reagent kits CENTOGENE is developing in collaboration with Twist Bioscience for rare disease diagnostics

•	CentoCloud provides rapid and reliable medical reports, which can be challenging for sequencing laboratories due to resource limitations as well as regulatory requirements

•	Based on the decentralization of genetic testing and CENTOGENE’s rare disease-centric Bio/Databank and Artificial Intelligence (AI)-based clinical interpretation, CentoCloud will enable access to best-in-class medical reporting

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, January 04, 2022 (GLOBE NEWSWIRE – Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, today announced the global release of CentoCloud, a SaaS platform enabling decentralized analysis, interpretation, and reporting of genomic variants linked to rare diseases.

Generating medical reports of diagnostic analyses is resource intensive – requiring an extensive amount of bioinformatic expertise, a sizeable databank of patient samples, and a streamlined recording system. Furthermore, as a trend, an increasing number of laboratories around the world are responding to regional requirements for increasing the amount of genetic sequencing being performed locally. CentoCloud, powered by proven bioinformatic pipelines and the world’s largest Bio/Databank of its kind, helps overcome these obstacles to make rare disease diagnostics accessible around the world.

By providing a decentralized workflow, this fully digital solution aggregates Next Generation Sequencing (NGS) data from laboratories into the cloud, where automated, curated, bioinformatic analysis and AI-based genomic variant prioritization and classification generate high quality reporting of the utmost value. Additionally, the insights generated from consented data via CentoCloud will augment the Bio/Databank and may contribute to the discovery and development of novel therapeutics to treat rare diseases in the future.

“At CENTOGENE, we are committed to continuing to expand our footprint to enable access to genetic testing for rare diseases anywhere in the world,” said Dr. Maximilian Schmid, CENTOGENE’s Chief Commercial Officer - Diagnostics. “Taking CentoCloud from a proof-of-concept to a commercialized service, labs around the world now have direct access to straightforward implementation of NGS and can deliver timely results to combat rare diseases, no matter where they are found.”

CentoCloud – The End-to-End Decentralized Diagnostic Solution

The digital bioinformatics solution offers several key features that advance rare disease patient care:

Accessibility

•	CentoCloud has been designed to complement the large existing base of state-of-the-art Illumina sequencing analyzer technology products around the world. In addition, earlier this year

CENTOGENE announced a collaboration with Twist Bioscience to leverage their expertise in genetic kit development. Laboratories taking advantage of the CentoCloud SaaS platform benefit from higher diagnostic yields and a faster time to diagnosis at lower overall costs

Automation

•	The automated bioinformatics pipeline analyzes NGS data based on CENTOGENE's validated testing products, annotated with data from the Company’s proprietary rare disease-centric Bio/Databank

Accuracy

•	Drawing on more than 15 years of rare disease diagnostic experience and AI-supported clinical interpretation and medical reporting, CentoCloud facilitates the same high quality and diagnostic accuracy as CENTOGENE offers in its own certified state-of-the-art labs

For further information about CentoCloud, visit: https://www.centogene.com/diagnostics/centocloud-bioinformatics-solution.html

This cloud-based SaaS solution represents another significant step forward for CENTOGENE’s mission to increase its diagnostic footprint and enable the cure of 100 rare diseases within the next 10 years. To learn more, visit: https://www.centogene.com/virtual-investor-event

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository of over 600,000 patients representing over 120 different countries.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners.

Follow us on LinkedIn

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on April 15, 2021, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

Stern IR
Brendan Payne

+1 (212) 698 8695

Brendan.Payne@sternir.com